Exhibit 99.109

Bitfarms Announces Annual 2020 Results Release Date

TORONTO and BROSSARD, Quebecf, March 18, 2021 (GLOBE NEWSWIRE) -- Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV: BITF/OTC: BFARF) will release its 2020 annual results on Thursday March 25, 2021 prior to market open. The Company’s senior management will be hosting a webcast presentation at 10:00 AM Eastern Time on March 25, 2021 to discuss Bitfarms’ financial and operating results.

To view the webcast presentation, please register using the following link: https://onlinexperiences.com/Launch/QReg/ShowUUID=DEB9E64C-E583-46A9-B591-FEAEAD9CA5AD

The financial results and presentation will also be available on the Company’s website which can be accessed at

www.bitfarms.com.

About Bitfarms Ltd.

About Bitfarms Ltd. Founded in 2017 Bitfarms is one of the one of the largest, oldest, and most cost-effective public bitcoin mining operations in the world. Bitfarms run vertically integrated mining operations with onsite technical repair, data analytics and engineers to deliver high performance and uptime of operations.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. Bitfarms is currently listed as a Rising Star by the TSX-V.

Bitfarms has a diversified production platform with five industrial scale facilities located in Quebec. Each facility is 100% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Investor and Media Contact:	Investor Relations Contact:
Mauro Ferrara	CORE IR
Interim Chief Financial Officer and Corporate Secretary
Tristan Traywick
Bitfarms Ltd.	Managing Director
+1.514.691-6228	+1.516.222-2560
MFerrara@bitfarms.com	tt@coreir.com